EXHIBIT 99.1

Wi-LAN Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of Wi-LAN INC. (the “Corporation”) will be held on Thursday, April 19, 2012 at 10:00 a.m. (Ottawa, Ontario time) at the Hampton Inn Conference Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3 (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2011, together with the report of the auditors of the Corporation thereon;

2.	to elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of Circular and a form of proxy accompany this Notice.

The Board of Directors of the Corporation has specified that proxies used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894 or with the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on April 17, 2012 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 21st day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen

President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to the Corporate Secretary of the Corporation or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on April 17, 2012 or the last business day preceding any adjournment of the Meeting. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.